EXHIBIT 99.1

O2Micro Reports First Quarter 2020 Financial Results

GEORGE TOWN, Grand Cayman, May 08, 2020 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q1 2020 revenue was 15.6 Million, up 22.1% from the same quarter in the previous year and down 12.8% sequentially and within the range of guidance provided on February 6th, 2020.

  GAAP net loss per fully diluted ADS in the first quarter of 2020 was 6 cents, with non-GAAP net loss of one fifth of one cent per fully diluted ADS.

  O2Micro expects the Q2 2020 revenue to be $16.5 million to $17.5 million compared to $14.3 million in the comparable quarter of the previous year.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the first quarter ending March 31, 2020.

Financial Highlights for the First Quarter ending March 31, 2020:
O2Micro International Limited (the “Company”) reported Q1 2020 revenue of $15.6 million. Revenue was down 12.8% sequentially, and up 22.1% from the same quarter in the previous year. The gross margin in the first quarter of 2020 was 51.9%, which was down from 56.7% in the prior quarter, and up from 50.5% in the first quarter of 2019. During the first quarter of 2020, the Company recorded total GAAP operating expenses of $8.7 million, compared to $9.2 million in the fourth quarter of 2019, and $10.1 million in the year-ago Q1 period. The GAAP operating margins for the first quarter of 2020, the fourth quarter of 2019, and first quarter of 2019 were (3.7%), 5.2%, and (28.4%), respectively.

GAAP net loss was $1.5 million in Q1 2020. This compares to a GAAP net income of $1.8 million in the fourth quarter of 2019 and a GAAP net loss of $3.8 million in Q1 2019. GAAP net loss per fully diluted ADS was $0.06 in Q1 2020. This compares to a GAAP net income per fully diluted ADS of $0.07 in Q4 2019 and a GAAP net loss per fully diluted ADS of $0.15 in Q1 2019.

Supplementary Data:
The Company ended the first quarter of 2020 with $44.7 million in unrestricted cash and short-term investments or $1.67 per outstanding ADS. The accounts receivable balance was $11.0 million and represented 62 days sales outstanding at the end of Q1 2020. Inventory was $9.9 million or 112 days and turned over 3.2 times during Q1 2020. As of March 31, 2020, the Company had $55.4 million in working capital and the book value was $73.6 million, or $2.74 per outstanding ADS. As of March 31, 2020, O2Micro International Limited had a total of 370 employees worldwide, including 235 engineers.

Management Commentary:
“Our growth driver, 4k/8k HRD TV and high end 4k monitor experienced significant growth during the Q1, 2020, in part due to strong demand of TV’s and high-end monitors supporting work from home policies. Battery products were also in high demand as more people stayed home driving the demand for many types of cordless power and garden tools.” said Sterling Du, O2Micro’s Chairman and CEO. “We are at the first stage of a globally dynamic and difficult to assess impact of COVID-19, yet we are optimistic that our business fundamentals are leading O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its first quarter conference call today, May 8th, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID: 5796648
Participants, Int'l Toll: +1 334-323-0501
Participants, US/CAN Toll Free: 800-353-6461
The Call-in Audio Replay will be available following the call from May 8th 12:00PM Eastern Time (US & Canada) through May 15th 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VklkbExaN1YwZ1RDYzVtamRWSTM0V250NFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlQrL1ozelpVRjZ1SEM5enpITXovcWdRPT0=
A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
 (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2020	2019

OPERATING REVENUES	$15,581	$12,763

COST OF REVENUES	7,490	6,316

GROSS PROFIT	8,091	6,447

OPERATING EXPENSES
Research and development (1)	4,141	5,110
Selling, general and administrative (1)	4,521	4,956

Total Operating Expenses	8,662	10,066

LOSS FROM OPERATIONS	(571)	(3,619)

NON-OPERATING (LOSS) INCOME
Interest income	187	57
Net (loss) gain recognized on long-term investments	(1,100)	15
Foreign exchange gain (loss) – net	32	(141)
Other – net	117	141
Total Non-operating (Loss) Income	(764)	72

LOSS BEFORE INCOME TAX	(1,335)	(3,547)

INCOME TAX EXPENSE	205	299

NET LOSS	(1,540)	(3,846)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	(246)	169

Unrealized pension gain	-	1
Total Other Comprehensive (Loss) Income	(246)	170

COMPREHENSIVE LOSS	$(1,786)	$(3,676)

LOSS PER ADS
Basic	$(0.06)	$(0.15)
Diluted	$(0.06)	$(0.15)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	26,720	26,294
Diluted (in thousands)	26,720	26,294

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$80	$63
Selling, general and administrative	$317	$262

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2020	2019
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$16,108	$10,696
Restricted cash	35	35
Short-term investments	28,595	35,693
Accounts receivable – net	11,016	10,335
Inventories	9,876	8,796
Prepaid expenses and other current assets	1,361	1,295
Total Current Assets	66,991	66,850

LONG-TERM INVESTMENTS	3,020	4,172

PROPERTY AND EQUIPMENT – NET (1)	15,222	15,551

OTHER ASSETS	2,662	2,426

TOTAL ASSETS	$87,895	$88,999

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$6,596	$4,867
Income tax payable	702	611
Lease liabilities	714	827
Accrued expenses and other current liabilities	3,540	4,839
Total Current Liabilities	11,552	11,144

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	207	214
Deferred income tax liabilities	651	589
Lease liabilities	1,829	1,932
Other liabilities	65	65
Total Other Long-Term Liabilities	2,752	2,800

Total Liabilities	14,304	13,944

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of March 31, 2020 and December 31, 2019 Outstanding – 1,340,986,450 and 1,314,798,600 shares as of March 31, 2020 and December 31, 2019, respectively	33	33
Additional paid-in capital	142,853	143,484
Accumulated deficits	(54,087)	(51,773)
Accumulated other comprehensive income	4,408	4,654
Treasury stock – 328,050,150 and 354,238,000 shares as of March 31, 2020 and December 31, 2019, respectively	(19,616)	(21,343)
Total Shareholders’ Equity	73,591	75,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$87,895	$88,999

(1) Property and equipment- net includes right-of-used assets under operating lease of $2,510 as of March 31, 2020.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com